CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rubicon Minerals Corporation (the “Company”) on Form 40-F for the period ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nicholas J. Nikolakakis, Vice President and Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 26, 2014	Original Signed by: /s/ “Nicholas J. Nikolakakis” ________________________ Nicholas J. Nikolakakis Vice President and Chief Financial Officer Rubicon Minerals Corporation

A signed original of this written statement required by Section 906 has been provided to Rubicon Minerals Corporation and will be retained by Rubicon Minerals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.